

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 8, 2010

Craig McKenzie, President
Medora Corp.
7 Wareham Road
Kingston, Jamaica, WI

    Re: Medora Corp.
      Registration Statement on Form S-1
      Filed September 9, 2010
      File No. 333-169280

Dear Mr. McKenzie:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Your disclosure indicates that you are a development stage company that intends to engage in the business of developing a webpage that will offer group discount coupons. We note that you have had no operations, sales or revenues since inception. In view of the foregoing, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or explain why Rule 419 does not apply.

Registration Statement Cover Page

2. Please note that Form S-1 does not provide a box to be checked in connection with Rule 434, which has been rescinded. Refer to Securities Act Release No. 8591 (Aug. 3, 2005). Accordingly, please remove this sentence from the registration statement cover page.

3. We note that you have not checked the box indicating that the securities are being offered on a delayed or continuous basis pursuant to Rule 415. However, based on your description of the offering, it appears that the securities will be offered on a delayed or continuous basis. Please check the box for Rule 415 or advise.

Summary of Our Offering, page 6

4. Prominently disclose on the first page of your prospectus summary that your auditors have raised substantial doubt as to your ability to continue as a going concern. Also, disclose you are a development stage company, you have no or limited active business operations, as applicable, no revenues, and no significant assets. Further, quantify the amount of funding you will need to raise over the next 12 months to continue in business. Finally, in your first risk factor and in the third paragraph of your Management's Discussion and Analysis of Financial Condition and Results of Operation discussion please clarify that it is your auditors that have raised substantial doubt as to your ability to continue as a going concern.

5. We note your statement "To date, we have begun operations and …." However, your first risk factor on page eight states that you "have not commenced operations" and that you "have to complete this offering to commence operations." Please revise your disclosure here and elsewhere in your prospectus to reflect the present status of your business. In this regard, please clearly differentiate between your current operations, if any, and your planned operations throughout your prospectus. Please avoid words and phrases that could suggest to investors that you are currently engaged in operations that you have yet to commence.

6. Since it appears that you will not generate any revenue from this offering, please explain to us why you have to the complete this offering to commence operations.

7. Also, while keeping your summary discussion of your proposed business succinct, please expand your description of your proposed services to better explain how your business will work. For example, please describe how a customer can purchase products and services at a discount and explain how you will generate revenues from offering this service. Please make similar but expanded disclosures in your Management Discussion and Analysis of Financial Condition and Results of Operations discussion and in your Business section of your prospectus.

Risk Factors, page 8

We lack an operating history. There is no assurance our future operations will …, page 8

8. This risk factor suggests that you intend to purchase and sell products and hold inventory. However, under the heading "Pricing Strategies" on page 25, you disclose that you "intend to set a low commission taken by sales from [your] website, in order to get

vendors to post offers on [your] website." This disclosure suggests that you will not hold inventory and instead will facilitate sales between consumers and vendors and generate revenue not through the sale of goods but rather through charging a vendor commission. Please revise your risk factor to clarify how your ability to achieve and maintain profitability and positive cash flows is dependent upon, among other things, your ability to locate distributors who will sell you their products, your ability to attract clients who will buy your products. We note similar disclosure regarding the sale of "our products" in the risk factor "We have no clients …" and "Because we are a developing company…." These are merely examples. Please revise these and any other applicable risk factors as well as disclosure throughout your registration statement consistent with this comment.

Because we have only one officer and director…, page 9

9. Please eliminate the disclosure indicating that you believe that your sole officer will be able to monitor your controls and that the information that will be provided to investors will be accurate since it mitigates the point of the risk.

If we are unable to meet the rapid changes in technology, our services and …, page 10

10. We note your reference to proprietary technology in the title of this risk factor. However, we cannot find your description of your proprietary technology in your prospectus and we note contradictory disclosure in your risk number 12 on page 10, where you disclose that "[n]one of Medora Corp's technology or business model particulars is proprietary." Please reconcile your disclosures or advise.

Determination of Offering Price, page 13

11. We note your disclosure that your offering price "will be determined by the prevailing public market price..." This disclosure is inconsistent with your disclosure elsewhere in the registration statement that the price of your shares will be fixed at $0.0015 per share until such time as your common stock becomes traded on the Bulletin Board. Please revise your disclosure accordingly and indicate that your shares may not become traded on the Bulletin Board or another exchange.

Plan of Distribution, page 13

12. Please alert investors at the beginning of this section that there is currently no market for any of your shares, and that you cannot give any assurance that the shares offered will have a market value, or that they can be resold at the offered price if and when an active secondary market might develop, or that a public market for your securities may not be sustained even if developed.

13. Please revise your disclosure here and elsewhere in your prospectus to clarify that, to be quoted on the Bulletin Board, a market maker must file an application on your behalf in

order to make a market for your common stock. Clarify how long this takes and whether you have engaged a market maker to apply for quotation on the Bulletin Board on your behalf. Explain what effect quotation on the Bulletin Board will have on your liquidity.

Management's Discussion and Analysis of Financial Condition and Results …, page 16

14. You state in the fourth full paragraph under this heading that you will need to find alternative sources of capital and you include among the potential alternative sources loans from your officer. Note 2 to your financial statements indicates that your "sole officer and director is unwilling to loan or advance any additional capital to the Company, except for the costs associated with the preparation and filing of reports with the Securities and Exchange Commission ("SEC")." Please revise your disclosure under this heading or advise.

15. Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. Your discussion should also address those key variable and other qualitative and quantitative factors which are necessary for an understanding and evaluation of your operations. Further, please discuss in reasonable detail:

- Economic or industry-wide factors relevant to your company,

- Material opportunities, challenges, and

- Risk in the short and long term and the actions you are taking to address them.

    Refer to Item 303 of Regulation S-K and SEC Release No. 33-8350.

Liquidity and capital resources, page 19

16. Please expand your discussion to specifically address liquidity on both a short term and long term basis. Refer to instructions 2 and 5 of Item 303(a) of Regulation S-K. Please specifically address your ability to meet your cash needs for the next 12 months as you develop your "growth strategy" as well as the long-term in light of anticipated capital expenditures and commitments.

Business, page 20

General, page 20

17. We note your disclosure under the heading "Liquidity and capital resources" on page 19 that you have executed a consulting agreement with Executive Consulting Services to provide administrative and operational advice. We also note that your sole officer will

Craig McKenzie
Medora Corp.
October 8, 2010
Page 5

devote 15 hours a week to your operations. Please describe under this heading in greater detail the responsibilities of each of ECS and your sole officer and director in the operations of your business.

Industry Background and Analysis, page 20

18. We note your discussion of Social Networking, Word of Mouth Marketing, Loyalty Marketing and The Team Marketing Concept. Except for your discussion of your Frequent Loyalty Card, you do not explain how you will use these methods to reach your customer or promote your business. Please revise accordingly.

Similar Business Models from the United States, page 21

19. Please disclose the basis for your assertion that Groupon.com is "[o]ne of the most popular companies in the U.S. that depends on word of mouth and viral marketing…" and for the assertion that Groupon.com has had "initial success." If these statements are based upon management's belief, please indicate that this is the case and include an explanation for the basis of such belief. Alternatively, if the information is based upon reports or articles please provide copies of these documents to us, appropriately marked to highlight the sections relied upon.

Our Operations and Strategies, page 22

20. Please thoroughly revise this section to clarify and better describe the status of your current operations and your proposed business operations. By way of example only, please revise your disclosure to address the following:

• Please describe in more detail the status of the development of your website, including when you expect the website to be operational, the related costs associated with your website development and the source or sources of capital for these costs. We note your disclosure in the first paragraph of your prospectus summary that your "webmasters have begun designing [your] website" as well as your risk factor disclosure in number nine on page 10 that your operations depend entirely on the Internet. We also note your disclosure in the second full paragraph on page 16 that "no revenues are anticipated until [you] complete the development of [your] website."

• Generally, please discuss in greater detail the intended operations of your business, focusing on the particular means by which you will generate revenues and incur expenses. We note the disclosure in your third paragraph under the heading "Management's Discussion and Analysis…" that you "must raise cash to implement [your] project and begin [your] operations." Under this heading and under the heading "Management's Discussion and Analysis…," please quantify the amount you will need to raise and discuss in reasonable detail the purposes for which your estimated cash needs will be used. Descriptions of your planned business activities should be accompanied by a discussion of how you will achieve your plans in enough detail so that investors can evaluate your business plan. For example, please indicate the costs associated with undertaking various business activities in the future, noting the ones that will receive priority over others in the event you have to scale back your operations if you do not generate revenue or are unable to obtain financing to meet your estimated cash needs. Please also include in this discussion the anticipated timing for the various planned expenditures. In addition, please include in your estimated cash needs, the $1,000 per month payable to Executive Consulting Services pursuant to your consulting agreement or tell us why it is not appropriate to do so.

- Please discuss the steps you have taken to date, if any, to identify participating vendors in Jamaica. In this regard, please also disclose whether you have established or, if not, when you expect to establish standard contracts or arrangements for participating vendors or terms of use for participating consumers.

- Please discuss the effect of existing or probable governmental regulations on your business. Refer to Item 101(h)(4)(ix) of Regulation S-K.

- In your disclosure, please address how you plan to accomplish these steps in your timeline with your sole officer and director dedicating 15 hours a week to your business.

We may have further comment upon reading your response and revisions.

Description of Securities, page 33

21. You state that your authorized capital stock consists of 100,000,000 shares of common stock; however, your charter indicates that you also have 100,000,000 shares of preferred stock authorized. Please revise. Since it appears that this preferred stock is blank check preferred, please also provide the disclosure required by Item 202(a)(4) of Regulation S-K.

22. In the last paragraph under the heading "Common Stock," you state that "… all shares of common stock which are the subject of this offering, when issued, will be fully paid for and non-assessable." Since all of the shares that are the subject of this offering have been issued and currently are outstanding, please revise. In addition, since the statements in this sentence are legal conclusions that only the registrant's counsel may make, please revise to clarify, if true, that this is counsel's conclusion. You should also identify counsel and refer readers to the legality opinion.

Part II, page 45

Item 16. Exhibits, page 46

    23. Please file the form of subscription agreement for each of the private placements through which the selling stockholders acquired their shares.

Exhibit 5.1

    24. In the third paragraph, the opinion references shares being issued "upon conversion of the overlaying securities." As this is an offering of outstanding common stock by selling shareholders and the common stock to be sold does not appear to involve any conversion of overlaying securities, please have counsel revise or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Donna Di Silvio, Staff Accountant, at (202) 551-3202 or Andrew Mew, Accounting Branch Chief, at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Catherine Brown, Staff Attorney, at (202) 551- 3513 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Gregg E. Jaclin, Esq.
        Via Facsimile